MANAGEMENT’S DISCUSSION & ANALYSIS – ANNUAL FISCAL 2007

Introduction

This MD&A has been prepared by management and approved by the Board of Directors as at March 20, 2008. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of the Company and notes thereto for the year ended December 31, 2007. The information supplements but does not form part of those financial statements. The Company publishes an Annual Information Form that may be found on SEDAR (www.sedar.com).  This discussion covers the year and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea and discontinued operations in Mali; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

The Company’s continuing operations principally involve the development of the Bisha Project in Eritrea, Northeast Africa.  In late Q3 2007 the Company announced care and maintenance status for its Tabakoto gold mine.  In Q1 2008 the Company announced the sale of its Mali assets, to close in May 2008.

Mineral Property Developments

Bisha – Eritrea

The Company’s Bisha Project is a high-grade gold, copper, zinc volcanogenic massive sulphide deposit that has had a positive independent economic Feasibility Study completed in October 2006. A Social and Environmental Impact Assessment (SEIA) was also completed at the end of 2006. Both of these studies demonstrate the viability of the Project and both were subject to Government review as well as review by technical consultants working on behalf of potential bankers for the Project. The Company has decided to proceed with development of the Bisha mine.

On October 26, 2007 the Company and the Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase, at fair value, a 30% paid participating interest, to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried). Subsequent to December 31, 2007 ENAMCO made a payment of $25,000,000 towards the purchase price.  The agreement provides for a provisional payment by ENAMCO within three months of the date of the agreement. A purchase price adjustment shall be determined at the time of Bisha’s first gold shipment by an independent professional valuator using the cash flow financial model in the Bisha feasibility study, updated for the market consensus for metal prices, actual capital costs incurred, and applying the then applicable discount rate. The future market will have a significant bearing on the final purchase price. The feasibility study demonstrates quite clearly that the Bisha Project is most sensitive to metal prices and is very much less sensitive to capital costs and operating costs. The project is financially robust as a result of low operating costs throughout the mine life.

In addition to the project purchase price, ENAMCO will fund its pro-rata 33.3% share of future capital expenditures for the Project (33.3% = 30/90ths of contributing interests).

This participation allows both parties to move forward together as partners in the Project and is beneficial to the Project, the Company and the Government of Eritrea in many ways:

•

Positive Government support will help expedite all local requirements, reducing the risk of disruption

•

Early cash contribution by ENAMCO provides the Company with some of its immediate capital funding requirements

•

Reduced political risk with ENAMCO as a major shareholder

•

ENAMCO provides its proportionate share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities

In December 2007 the Company’s Eritrean 60% owned subsidiary, Bisha Mining Share Company (“BMSC”), concluded a mining agreement with the Government of the State of Eritrea. The mining agreement contains all the normal provisions governing the future development and operations for the Bisha Project, including all substantive requirements of international financial institutions.

In January 2008 the Eritrean Minister of Energy and Mines awarded a mining license to BMSC. The mining license area is approximately 16.5 square kilometers within a mining agreement area of approximately 39 square kilometers and includes the Bisha Main Zone deposit and Northwest Zone deposit. The Company retains an exploration license of approximately 94.5 square kilometers, including the Harena deposit.

The Government of Eritrea continues to show its strong support to the redevelopment of mining as an important sector of its national economy. With the granting of the Bisha mining license, Nevsun and ENAMCO can now focus their attention on financing the development of the Bisha Mine.

BMSC will be actively seeking debt financing for the Bisha project. The Bisha feasibility report (completed Q4 2006) shows the project to be financially robust with low operating costs throughout the mine life - at current metal prices the project has a payback of less than one year.

Highlights of the Feasibility Study (October 2006):

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

10 million oz silver

Production Schedule

- +10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case (conservative historic metal prices) Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

Cumulative cash flow

-

$356 million

NPV (10% discount)

-

$135 million

Payback

-

2.6 years    (pre-production capital payback)

Capital Cost Estimate

-

$196 million pre-production

Expansion Capital Estimate

-

$61 million + $31 million in two phases, funded from operations

Operating Costs

-

$31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Metals Prices Case Financial Analysis (after tax):

Commodity prices have fluctuated since the preparation of the feasibility study. Updating the feasibility study estimates utilizing approximate metal prices in mid-March 2008 over the life of mine (Au $900/oz, Cu $3.50/lb, Zn $1.00/lb, Ag $16/oz), provides the following estimated outcomes (Recent Prices Case Financial Analysis (after tax)(mid-March 2008, prepared by Management, using capital and operating costs from the October 2006 feasibility study):

Rate of Return

-

75%

Cumulative cash flow

-

$1,835 million

NPV (10% discount)

-

$908 million

Payback

-  0.8 years    (pre-production capital payback)

A National Instrument 43-101 compliant Technical Report on the economic feasibility is accessible on SEDAR at www.SEDAR.com, filed November 16, 2006.

In parallel with the mining agreement discussions, Nevsun have undergone a bidding process and have selected its EPCM (engineering, procurement, construction and management) contractor for the Bisha Project; SENET of South Africa. The Company also sought competitive quotes for the procurement of the project’s major capital long lead items.  Subsequent to December 31, 2007, the major long lead items, the SAG and ball mills, were placed on order by BMSC with Polysius AG, a division of ThyssenKrupp Engineering.  Final installation at site is expected in December 2009.

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene		Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 3 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case (conservative historic metal prices):
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)	(28)		(3)

Recent Prices Case Financial Analysis (after tax)(mid-March 2008, prepared by Management, using capital and operating costs from the October 2006 feasibility study) :
(Au $900/oz, Cu $3.50/lb, Zn $1.00lb, Ag $16/oz)
After tax cash flow (millions $)		231	221	310	304	321	149	140	134	142	171
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound using base case metal prices.

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Representatives of several multilateral financial institutions have visited the site and an independent technical consultant (ITC) has carried out third party due diligence on behalf of the interested financial institutions who would be expected to provide project finance.

Assuming a normal progression with finance, the Company anticipates commencement of production in 2010.

Discontinued Operations and Assets Held for Sale

Mali

Management announced in September 2007 it was placing the Tabakoto mine on care and maintenance.  The mine incurred losses since it began production in May 2006 principally due to a significant shortfall in expected ore grade.  In Q1 2008 the Company agreed to dispose of all of its interests in its Malian assets for $20,000,000 plus a 1% net smelter return royalty interest.  The agreement is scheduled to close in May 2008 and is subject to regulatory approvals and financing.

The carrying value of the Tabakoto Mine property, plant and equipment was written-off from the Company’s books as of December 31, 2006.   The remaining assets and liabilities of the Mine and the Segala property have been classified in the financial statements as available for sale.

See note 7 of the financial statements for details of the assets and liabilities that are recorded as such.

The cash used by discontinued operations through the end of 2007 was $11,200,179. The Statement of Operations and Comprehensive Loss includes a discontinued operations loss of $7,839,611 for the year (2006-$99,009,081).

See the table below for a summary of operating results of the discontinued Tabakoto Mine:

TABAKOTO MINE	2007(4)	2006 (restated)(5)	Total
Key Operating Statistics
Gold production (ounces)	56,873	41,111	97,984
Gold sold (ounces)	60,008	37,976	97,984
Realized price per ounce sold (1)	710	610	670
Revenue	42,481,772	23,155,913	65,637,685

Total cash costs (2), (6)	43,739,542	23,986,732	67,726,275
Cash cost per ounce produced	769	583	691
Total production costs (3)	43,984,633	34,657,350	78,641,984
Production cost per ounce produced	773	843	803

Other
Volume milled (tonnes)	548,698	476,792	1,025,490
Average mill feed grade (grams per tonne)	3.7	3.0	3.4
Average recovery rate	88%	92%	87%

1  Per ounce weighted average, before Government 6% royalty

2 Total cash costs are calculated in accordance with the Gold Institute Production Cost Standard, which by definition excludes the 6% government royalty (approximately $40 per ounce in Q2 2007)

3 Includes total cash costs plus depreciation, depletion, amortization and accretion related to asset retirement obligations. As a result of the write-down of the Tabakoto mine in Q4 2006, there is no allocation of depreciation and depletion for quarters after Q4 2006

4

Cash and production costs include those incurred through the end of November 2007.  The plant was shut-down during December 2007 and there was no production or shipping activity during this month.

5 Gold production has been restated from the Company’s 2006 annual MD&A so as to include the gold produced and included in period end inventories

6

Note that costs related to agreement terminations of $3,027,887 were omitted in the calculation of cash costs and production costs as they are not considered as costs of production for the period.

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in the table above.  These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.  These measures are not necessarily indicative of loss or cash flow from discontinued operations as determined under GAAP.

A reconciliation between GAAP and cash and production costs is provided below:

TABAKOTO MINE	2007	2006
Operating costs per financial statements	$47,864,705	$41,424,562
Non-Tabakoto operating cost	(141,727)	(270,441)
December care and maintenance costs	(1,318,526)	-
Costs expensed before commencement of commercial production	-	(5,180,326)
Government royalty costs	(2,533,488)	(1,377,483)
By-product credits	113,669	61,038
Total production costs	43,984,633	34,657,350
Less:
Non-cash accretion and depreciation	(245,091)	(10,670,618)
Total operating cash costs	$43,739,542	$23,986,732

Selected Annual Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2007 4th	2007 3rd	2007 2nd	2007 1st
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	2,663,546	(1,956,308)	(2,249,194)	$ (2,614,464)
Income (loss) from discontinued operations	(1,705,211)	(2,696,468)	(2,461,649)	(976,283)
Income (loss) for the period	$ 958,335	(4,652,776)	(4,710,843)	(3,590,747)
Income (loss) per share from continuing operations (1)	$ 0.03	$ (0.02)	$ (0.02)	$ (0.02)
Income (loss) per share from discontinued operations	(0.02)	(0.02)	(0.02)	(0.01)
Income (loss) per share	$ 0.01	$ (0.04)	$ (0.04)	$ (0.03)

	2006 4th	2006 3rd	2006 2nd	2006 1st
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(3,442,862)	(2,130,523)	(2,336,766)	(2,405,423)
Income (loss) from discontinued operations	(87,254,181)	(5,574,551)	(2,578,108)	(3,602,241)
Income (loss) for the period	$ (90,697,043)	$ (7,705,074)	$ (4,914,874)	$ (6,007,664)
Income (loss) per share from continuing operations	$ (0.03)	$ (0.02)	$ (0.02)	$ (0.03)
Income (loss) per share from discontinued operations	(0.82)	(0.05)	(0.03)	(0.03)
Income (loss) per share	$ (0.85)	$ (0.07)	$ (0.05)	$ (0.06)

1

Each line of income (loss) per share information in the table is presented as basic and fully diluted

The revised quarterly information has been adjusted to reflect discontinued operations of both Mali and Ghana.  Previously disclosed Q3 2007 quarterly information has been adjusted to reflect the Ghana sale in 2004.  See the section below for details of the transaction.

Sale of Kubi – Ghana

The Company completed the sale of its Kubi property to PMI Gold Corporation (“PMI”) on October 12, 2007.  The Kubi transaction involved the sale of Nevsun Resources (Ghana) Ltd., a wholly owned subsidiary of Nevsun. The Kubi property hosts a former open pit operation that was mined by AngloGold Ashanti during the period between 1999 and 2006 whereby Nevsun received royalty payments from Ashanti until early 2006.

In consideration of the sale, the Company received nine million PMI common shares that was valued at $5,772,359 and, on or before 6 months after closing of the transaction, shall receive a further $3 million. The second installment is payable in cash or in PMI shares, or a combination of both cash and shares at the option of PMI, so long as Nevsun’s shareholdings do not exceed 20% of the outstanding shares of PMI. The Company recorded a gain of $5,765,579 on the transaction in the fourth quarter of 2007.

Results of Continuing Operations

Exploration costs are mainly related to the Bisha Project in Eritrea. They are down from 2006 when the Company carried out additional active exploration on other projects in Eritrea. The annual financial statements for the current and previous quarters provide detailed breakdowns of the exploration/development costs by property.

The loss from continuing operations of ($4,156,420) (2006 – ($10,315,574)) includes the above mentioned gain on the disposal of the Kubi property of $5,765,579 (2006 – nil). In addition, there are exploration costs of $4,722,438 (2006 – $6,058,843), a non-cash charge of $2,344,458 (2006 – $1,642,694) for stock-based compensation, remuneration costs of $1,340,088 (2006 – $954,599), and investment income of $920,000 (2006 – $530,867).  The charges for stock-based compensation are high due to the assumptions required in the Black-Scholes valuation model that are impacted by the Company’s stock price volatility over the past five years.  Aside from the above noted factors, total overheads for the year were $2,365,964 (2006 – $1,977,570), an increase of 20% from the same period in the prior year mainly due to increased external audit  costs and consulting fees.

With the exception of the most recent quarter where a non-recurring gain on the disposal of the Kubi property and a non-recurring credit on the reduction of its interest in the Bisha property, variations in the Company’s losses for the most recent eight quarters reflect the impact of a combination of four main factors, exploration expenses and, to a lesser extent, stock-based compensation, remuneration and investment income:

(1)

exploration expenditures in Q4/2007 $1,490,377, Q3/2007 $1,231,337, Q2/2007 $1,055,614, Q1/2007 $945,110, Q4/2006 $1,888,954, Q3/2006 $1,223,450, Q2/2006 $1,259,118, Q1/2006 $1,687,321. Costs classified as exploration activities for the most recent eight quarters consisted largely of the development of the feasibility and related studies for the Bisha project.

(2)

remuneration in Q4/2007 $586,894, Q3/2007, $255,455, Q2/2007 $242,106, Q1/2007 $255,633, Q4/2006 $255,379, Q3/2006 $218,044, Q2/2006 $238,720, Q1/2006 $242,456.

(3)

stock-based compensation in Q4/2007 $441,444, Q3/2007 $ 265,888, Q2/2007 $590,485, Q1/2007 $ 1,046,641, Q4/2006 $512,610, Q3/2006 $401,228, Q2/2006 $419,734, Q1/2006 $309,122.

(4)

Investment income in Q4/2007 $218,258, Q3/2007 $ 176,591, Q2/2007 $240,811, Q1/2007 $284,340, Q4/2006 $205,976, Q3/2006 $74,431, Q2/2006 $84,003, Q1/2006 $166,457.  Investment income in arises from interest earned on cash equivalents and short-term investments.

Liquidity and Capital Resources

The Company’s working capital for continuing operations at December 31, 2007 was $50.2 million (December 31, 2006 – $21.7 million).

On October 29, 2007 the Company closed a non-brokered private placement of 10,000,000 common shares for proceeds of $15.7 million (CDN$15 million).  In the previous eighteen months, the Company closed two equity financings; one in May 2006 for $9 million (CDN$10 million) and another in October 2006 for $25 million (CDN$30 million).

Subsequent to December 31,2007, the Company has received an additional $25 million related to the provisional payment on acquisition by ENAMCO of a 30% contributing interest in Bisha.

In addition, the Company expects to receive $20 million in connection with the sale of the Mali assets, which is expected to close in May 2008.

Significant additional capital will be required to fund the full development capital for the Bisha Project (see above “Highlights of the Feasibility Study”), some of which will be supplied by ENAMCO and other traditional sources of project debt finance.

Contractual Obligations:

There are no material commitments for continuing operations except as to approximately $8,500,000 related to remaining purchase commitment for the ball and SAG mills for the Bisha project, due for delivery in late 2009.

For discontinued operations, the Company is in negotiations with vendors to terminate several of its long-term supply agreements and estimates it will incur approximately $1,900,000 in termination related payments not recorded in liabilities.  The Company has a minimum take or pay obligation on discontinued operations for power supply of $100,000 per month until mid-2010.

Equity financing

See the Liquidity and Capital Resources section above for details of an equity issue closed by the Company on October 29, 2007.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on both its continuing and discontinued property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the

Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports by independent engineers on the Bisha property in Eritrea and has evaluated the Mali properties internally, also using the work of experts. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment and net assets held for sale.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at December 31, 2007, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act").

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP ("KPMG"), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. The attestation report is included with the consolidated financial statements.

Changes in Internal Control Over Financial Reporting

During the year management undertook steps to improve internal control over financial reporting by assigning specific control monitoring responsibilities, adding trained personnel to its now discontinued operations, and improving the accuracy and timeliness of the reconciliation of key balance sheet accounts.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Accounting Policy

Effective January 1, 2007 the Company has adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants, Comprehensive Income; Financial Instruments – Presentation and Disclosure and Financial Instruments – Recognition and Measurement. A description of these standards and the impact of their adoption on the Company are discussed in note 3 to the annual consolidated financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

March 24, 2008